gary b. wolff, p.c.

  Counselor At Law

805 Third Avenue

Twenty First Floor

New York, New York 10022

Telephone: 212-644-6446

Facsimile: 212-644-6498

E-Mail:  wolffpc@attglobal.net

May 4, 2006

Mail Stop 4561

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2/A-3

File No.: 333-130599

Dear Ms. Jacobs:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement.  The changes are either made in response to staff comments on the Second Amendment or represent an updating of material previously filed to reflect any developments in Southridge Technology’s business.  The paragraph numbers below correspond to the numbered comments in your April 6, 2006 letter of comment.

General

1.

We have updated disclosure throughout the document.

2.

We have expanded our disclosure and provided the names of customers. In the Nature of Customer Base section in BUSINESS, we disclosed that arrangements with related party customers are substantially the same as those with unrelated customers. They sign our standard engagement agreements, and our services generally involve maintaining and updating their IT operations and networks. Our pricing for services performed for related parties is substantially the same as pricing that is offered to unrelated parties for similar services. Certain related parties, Southridge Capital Management and Petals Decorative Accents, generally receive slightly lower rates than other customers because they engage us for greater amounts of work on an ongoing basis than any other customers. The Exhibits filed with agreements with related parties are not “form of” copies. Exhibit 10.5a is a signed copy of our standard engagement agreement.

3.

There are no other relationships between us and Southridge Capital other than the customer and lessee/lessor relationship. Sunodia is a Hicks Family Limited Partnership. Its Limited Partner is Mary Hicks, the wife of Stephen Hicks. Its General Partner is Laurel Grove Capital, LLC controlled by Stephen Hicks. Sunodia is mentioned in Mr. Hicks’ biography.

gary b. wolff, p.c.

  Counselor At Law

Barbara C. Jacobs, Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 4, 2006

Re:

Southridge Technology Group, Inc.

Registration Statement Form SB-2

File No.: 333-130599

4.

We have disclosed in the Nature of Customer Base and Pricing Considerations subsections of BUSINESS the nature of our business and pricing relationships with the affiliated party clients.

5.

See Item 4.

Management’s Discussion and Analysis

6.

We have made the requested disclosure.

7.

We have made the requested disclosure.

8.

We have added disclosure in Liquidity stating that we have generated and are currently generating sufficient cash from operations to meet our operating needs. Unless revenue decreases unexpectedly, we believe that our operations will continue to generate sufficient cash flow to support our current level of operations. We have no objective way of predicting the likelihood of our revenues decreasing unexpectedly during the next 12 months.

***************************************

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Very truly yours,

/s/ Gary B. Wolff

Gary B. Wolff

/hk

Enclosure

cc:

Southridge Technology Group, Inc.

Most & Company, LLC